Room 4561

April 15, 2008

Mr. Jianji Shang
Chief Executive Officer
Travel Hunt Holdings, Inc.
17th Floor, HongJi Building, Jin Wei Road
HeBei District, Tianjin, China

   Re: Travel Hunt Holdings, Inc.
      Form 8-K Filed March 31, 2008
      File No. 333-108690

Dear Mr. Shang,

  We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

       Sincerely,

       Mark Kronforst
       Accounting Branch Chief